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                                                                     EXHIBIT 4.3

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                               Dated 15 July 2001

                                     E.ON AG

                                       and

                                    BP P.L.C.





                       GELSENBERG PARTICIPATION AGREEMENT





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                       THIS PARTICIPATION AGREEMENT ("PA")



between

BP P.L.C. of Britannic House, 1 Finsbury Circus, London EC2M 7BA ("BP");

and

E.ON AG of Bennigsenplatz 1, D-40474 Dusseldorf ("E.ON").



NOW, THEREFORE, the parties agree as follows:

1        DEFINITIONS

         "ACCOUNTS" means the audited accounts of Ruhrgas and the unaudited accounts of Gelsenberg which are attached to the Disclosure Letter in the Agreed Form;

         "AGREED FORM" means in relation to any document the form thereof initialled by or on behalf of E.ON and BP for the purposes of identification only;

         "BALANCE SHEET DATE" means 31 December 2000;

         "BEST OF BP'S KNOWLEDGE" means the actual knowledge of Dr Uwe Franke, Peter Knoedel and Dr Horstguenter Schulz;

         "BUSINESS DAY" means a day on which banks are open for business in both London and Dusseldorf (excluding Saturdays, Sundays and public holidays);

         "DEUTSCHE BP" means Deutsche BP Aktiengesellschaft whose registered office is at Hamburg;

         "BP GROUP" means BP and those companies in which BP holds, directly or indirectly, a majority shareholding;

         "DISCLOSURE LETTER" means the letter of even date with this Agreement from BP to E.ON (together with its attachments) disclosing information against the warranties in Schedule 1;

         "EFFECTIVE DATE" means 31 December 2001, 24:00 hours (German time)/1 January 2002, 00:00 hours (German time) or if later the first calendar day in the month following the month in which the Required Approvals are obtained unless otherwise agreed by E.ON and BP;

         "EMPLOYEE BENEFITS ARRANGEMENTS" means benefit schemes (other than mandatory state arrangements and collective bargaining agreements) including, but not limited to, arrangements on (i) retirement, death, termination of employment (whether or not voluntary) or during periods of sickness or disablement or for life assurance, accidental death and injury including the supplementary systems of pension provision in any jurisdiction; (ii) medical benefits; (iii) termination indemnity or redundancy payments; or (iv) employee share option schemes;

         "E.ON GROUP" means E.ON and those companies in which E.ON holds, directly or indirectly, a majority shareholding;



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         "GELSENBERG" means Gelsenberg Aktiengesellschaft whose registered office is in Hamburg;

         "GELSENBERG GROUP" or "GELSENBERG GROUP COMPANIES" means Gelsenberg and those companies in which Gelsenberg holds, directly or indirectly, a majority shareholding and "GELSENBERG GROUP COMPANY" means any one of them;

         "JOINT VENTURE" means the joint venture to be established by E.ON and BP pursuant to this PA in relation to Gelsenberg;

         "LIBOR" means, in relation to any period (a "RELEVANT LIBOR PERIOD") in respect of which an interest rate is to be determined pursuant to this PA:;

         (i) the rate per annum of the offered quotation for three-month deposits in Euros which appears on the Telerate Screen soon after 11:00 (London time) providing the rate as at 11 a.m. on the APPLICABLE RATE FIXING DAY; or

         (ii) if no such offered quotation appears on the Telerate Screen at or about such time (or there is then no such Telerate Screen), such rate as is equal to the arithmetic mean (rounded upwards, if necessary, to seven decimal places) of the offered quotations for daily Euro deposits which appear on the Reuters Screen LIBO page (or such other page(s) as may replace the LIBO page for the purpose of displaying offered rates of leading reference banks in London for interbank daily deposits in Euros) soon after 11:00 (London time) providing the rate as at 11:00 (London time) on the APPLICABLE RATE FIXING DAY; or

         (iii) if no such offered quotation appears on the Telerate Screen (or there is then no such Telerate Screen) and no such offered quotations appear on the Reuters Screen LIBO page or such replacement page(s) as aforesaid (or there is then no such LIBO page nor any replacement therefore), such rate as is equal to the arithmetic mean (rounded upwards, if necessary, to seven decimal places) of the respective rates (as quoted to the paying party at its request) at which Barclays Bank PLC and Royal Bank of Scotland plc are offering daily Euro deposits for the Relevant Libor Period at or about 11:00 (London time) on the APPLICABLE RATE FIXING DAY.

         For the purposes of this definition the Telerate Screen means the display designated as on the Telerate Service such other service as may be nominated by the British Bankers' Association as the information vendor for the purpose of displaying British Bankers' Association Interest Settlement Rates for daily deposits in Euros), and "APPLICABLE RATE FIXING DAY" in relation to any Relevant Libor Period means the second Business Day preceding the first day of such Relevant Libor Period;

         "RUHRGAS" means Ruhrgas Aktiengesellschaft;

         "SENIOR EMPLOYEES" means any employees or consultants employed or engaged in the business of the Gelsenberg Group on an annual pensionable salary or fee in excess of Euro 125,000 (Euro one hundred and twenty-five thousand);

         "SHAREHOLDERS AGREEMENT" means the Agreement to be entered into by Deutsche BP and E.ON which reflects the principles set out in Schedule 3;

         "SUBSCRIPTION DATE" means the date of subscription by E.ON of such newly issued shares in Gelsenberg representing 51 per cent. of the total shares of Veba Oel then in issue.



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         "VEBA OEL PARTICIPATION AGREEMENT" means the Agreement so called between E.ON and BP dated today's date;

2        CONDITIONS

2.1 The completion of this PA is subject to, and conditional upon, the satisfaction (or waiver by both parties) of each of the following conditions (the "REQUIRED APPROVALS"):

         2.1.1 if notification of the Joint Venture is required pursuant to Council Regulations (EC) 4064/89 (the "ECMR"), the EC Commission adopts a decision declaring either that the Joint Venture falls outside the scope of the ECMR or, alternatively, that the Joint Venture is compatible with the Common Market, either unconditionally or subject to the fulfilment of certain conditions or commitments if the fulfilment of such conditions or commitments is reasonably acceptable to each of E.ON and BP, or finally, the EC Commission does not adopt a decision within the required time periods (the above decisions being referred to as "ECMR APPROVAL"); and

         2.1.2 if competition authorities of individual member states of the European Community ("NATIONAL AUTHORITIES") have otherwise jurisdiction to examine the Joint Venture each National Authority having such jurisdiction adopts a decision of equivalent effect to any of those set out in Clause 2.1.1 (this clause being interpreted mutatis mutandis) (the decisions in this Clause 2.1.2 being referred to as "NATIONAL APPROVALS").

2.2 Each party shall use all reasonable endeavours to procure satisfaction of the conditions or commitments specified in Clause 2.1.

2.3 If the conditions specified in Clause 2.1 are not satisfied or waived by E.ON and BP prior to the date which is 18 months following the EC Commission or the National Authority taking jurisdiction over the transaction set out in this PA, then each party shall have the right to terminate this PA on or after such date without prior notice by notifying the other party in writing.

3        PROHIBITION ON TRANSFER

         Subject to this PA being terminated in accordance with clause 2.3 above BP shall not, and shall procure that no member of the Gelsenberg Group, does any of the following actions without the prior written consent of
         E.ON:

         (i) issue, sell, transfer, dispose or otherwise encumber any interest in the shares of Gelsenberg, any member of the Gelsenberg Group Companies or in Ruhrgas;

         (ii) incur or enter into any agreement or commitment involving in aggregate any capital expenditure in excess of Euro 10 million (other than in respect of usual care and maintenance capital expenditure);

         (iii) enter into any agreement or commitment to dispose of any assets other than in the ordinary course of business;

         (iv) incur any additional borrowings or incur any other indebtedness if any such would not be in the ordinary course of business;

         (v) unless otherwise provided in this PA enter into, terminate or amend any material agreements, including enterprise agreements (Unternehmensvertrage), joint



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                  venture agreements, sales and supply agreements, other than in the ordinary course of business;

         (vi) make any material amendment to the terms and conditions of employment (including remuneration, pension entitlements, share option schemes) of any Senior Employee or dismiss any Senior Employee or appoint any additional Senior Employees;

         (vii) except as required by law or in connection with any mandatory bargaining arrangements, amend any Employee Benefit Arrangements to any material extent or communicate to any employee any proposal to amend any such Employee Benefit Arrangement other than in the ordinary course of business; or

         (viii) make any amendment to any of the articles of association, by-laws of the management or supervisory boards of any of the Gelsenberg Group Companies.

4        ESTABLISHMENT OF JOINT VENTURE

4.1 Subject to the satisfaction or waiver of the Required Approvals, each of E.ON and BP agrees that E.ON shall subscribe for new shares in Gelsenberg within 10 Business Days of the Required Approvals having been satisfied or waived, but the parties agree that such subscription shall not be effective before the Effective Date, at such place and a time as agreed by E.ON and BP (the "SUBSCRIPTION DATE") and that the following steps shall be taken.

4.2 Subject to BP having satisfied its obligations under and procured the occurrence of the events pursuant to, Clause 4.2.2, on or prior to the Subscription Date, each of E.ON and BP agrees that it shall or shall procure that a member of the BP Group or the E.ON Group, respectively, carries out the following:

         4.2.1 Each of E.ON and Deutsche BP shall enter into the Shareholders Agreement.

         4.2.2 The capital of Gelsenberg shall be increased by DM 104,081,630 to DM 204,081,630 and E.ON shall subscribe for the new shares. The new shares shall be issued without stipulation of a higher issue price (Ausgabebetrag) than their nominal value but by agreement inter partes for a contribution in the aggregate amount of Euro 2,497,959,184 (Euro two billion and four hundred ninety-seven million nine hundred fifty-nine thousand one hundred eighty-four) by combining the contribution of cash and assets as follows:

                  (i) Payment of the nominal amount of Euro 53,216,100 in cash;

                  (ii) The forgiveness of all shareholder loans of Deutsche BP to Gelsenberg at the Effective Date to be purchased by E.ON at face value. To the extent that short-term shareholder loans should remain for technical reasons, in particular loans on current account which are not purchased by E.ON, E.ON and BP will procure that any cash in the Gelsenberg Group resulting from its operative income (only) will be used to repay any such shareholder loan;

                  (iii) The contribution of participations in E.ON Group Companies not generating taxable income (the participations or other assets to be so contributed to be agreed by BP, such agreement not to be unreasonably withheld or delayed; in particular, without limitation, there shall be good reason for withholding



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                           the agreement if the earnings resulting from such
                           contributions are dilutive compared to earnings from the lending of a cash contribution at market terms); and

                  (iv) Cash, if needed, to make up any remaining balance (provided that E.ON may subsequently procure that Gelsenberg may use such cash to purchase debt instruments and/or participations in any E.ON Group Company on a basis to be agreed by BP, such agreement not to be unreasonably withheld or delayed).

         4.2.3 To the extent that assets are contributed the parties shall agree on their valuation prior to the signing of the Shareholders Agreement. If the parties can not agree within one month after E.ON has notified BP of the assets it wishes to contribute, then E.ON shall within 2 weeks nominate three certified accountancy firms of international reputation (the "ACCOUNTANTS") to BP. BP shall then have two weeks to nominate one such Accountant to value the assets. Once the Accountant has been nominated and notified by E.ON and BP, it shall value the assets within one month. The valuation determined by the Accountant (acting as an expert and not an arbitrator) shall, once notified, be binding on E.ON and BP. The cost of this valuation shall be borne by both parties in equal proportions.

         4.2.4 As from January 1, 2002, or, if later, from the Effective Date, E.ON and Deutsche BP shall share profits in proportion to their respective participations in the nominal share capital of Gelsenberg.

         4.2.5 If the Effective Date is later than 1 January 2002 each of E.ON and BP shall procure on a basis and timetable to be agreed that Gelsenberg's auditors appointed to audit the Gelsenberg financial statements of 2001 draw up an audited interim financial statement of the consolidated Gelsenberg Group (based on German GAAP and consistent with the accounting policies for the Accounts for the year ended 31 December 2000) as of the Effective Date.

         4.2.6 Unless otherwise agreed by the parties or BP has waived its rights to rescind this PA, each of E.ON and BP agrees that the subscription by E.ON for the Gelsenberg shares pursuant to Clause 4.2 shall be made simultaneously with a subscription by Deutsche BP for the Veba Oel shares pursuant to the Veba Oel Participation Agreement.

         4.2.7 E.ON and BP hereby agree that E.ON, subject to becoming a shareholder in Gelsenberg, shall join and be bound by all obligations of Deutsche BP pursuant to the agreement between Deutsche BP and Ruhrkohle Aktiengesellschaft dated 4 December 1994 in accordance with Section 5 of that Agreement.

         4.2.8 Deutsche BP shall, to the extent legally permissible, procure that

                  (i) the majority of the members on the supervisory board of Gelsenberg (to be nominated by Deutsche BP) shall resign with effect from the Subscription Date,

                  (ii) an equal number of E.ON nominees are elected by a shareholders meeting of Gelsenberg as new members of the supervisory board of Gelsenberg for the maximum term permitted by law of which one is elected chairman of the supervisory board,



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                  (iii)    the supervisory board of Gelsenberg appoints 3 E.ON
                           nominees as additional members to the management board of Gelsenberg, one of which will be chairman of the management board, which will comprise a total of 5 members, such additional members shall have equal representation powers to the present members, and

                  (iv) the Gelsenberg representative on the supervisory board of Ruhrgas shall resign and be replaced by an E.ON nominee.

         4.2.9 As from the Effective Date, to the extent legally permissible, BP shall procure that, following consultation between E.ON and Deutsche BP, Gelsenberg exercises its voting rights in Bergemann GmbH and Ruhrgas in accordance with the instructions of E.ON.

         4.2.10 Each of E.ON and BP shall, to the extent legally permissible, support the appointment of each others nominees to the supervisory board for the maximum period permitted by law.

         4.2.11 The parties shall procure that the by-laws (Geschaftsordnung) of the supervisory board of Gelsenberg shall be amended in accordance with Schedule 2.

         4.2.12 Each of E.ON, BP and Gelsenberg shall execute the BP Indemnity Agreement incorporating the basic terms and conditions set out in Schedule 4 (the "BP INDEMNITY");

         4.2.13 Each of E.ON, BP and Gelsenberg shall execute the Health, Safety and Environmental Deed substantially in the form set out in Schedule 5 (the "HSE DEED").

5        WARRANTIES

5.1 Prior to entering into this PA, E.ON has only performed a very high level review of the business of Gelsenberg, the results of which have been reflected in the determination of the consideration. Between 1 September 2001 and 1 November 2001 E.ON will perform a due diligence review. This due diligence will cover verification by E.ON's auditors of the information exchanged as well as the legal basis of ownership or other rights with respect to major assets, and such other matters as agreed herein. E.ON shall be given access to the relevant auditors and senior management personnel (being the persons listed in the definition of Best of BP's Knowledge) of Gelsenberg in carrying out this review.

         5.1.1 BP hereby represents and warrants to E.ON as independent guarantees (selbstandiges Garantieversprechen) that the warranty statements in Schedule 1 are true and correct as of the date hereof and as of the Effective Date. If the due diligence should reveal or if it should turn out later that the statements are not completely true and correct, BP shall take all reasonable steps to ensure within one month that all its representations and warranties will be correct or, if this is not possible, shall make such an additional cash contribution to Gelsenberg or, at the discretion of E.ON, shall pay such an amount of cash to E.ON, as is necessary to put Gelsenberg or E.ON, as the case may be, in the same economic position it would have been in, had the representations and warranties been true and correct.

         5.1.2 The right of E.ON to demand cash compensation to Gelsenberg or E.ON for the breach or compensation in accordance with clause
                  5.1.1 shall exist only if the cash payable for breaches of a representation and warranty (based on the 100 per cent




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                  payable if paid to Gelsenberg) exceeds an amount of Euro
                  3,000,000 (Euro three million) per individual item (or Euro 100,000,000 (Euro one hundred million) in the event of Clause
                  9.2 of Schedule 1) and the sum of the cash that would be payable for all breaches that individually exceed Euro 3,000,000 (Euro three million) exceeds the amount of Euro 50,000,000 (Euro fifty million). If the thresholds are exceeded, the full amount, not only the excess shall be payable.

         5.1.3 The total of all claims under representations and warranties pursuant to Schedule 1 shall be limited

                  (i) any claims under warranties in Clause 1, 2, 4 and 5 shall be limited to the aggregate of Euro 2,400,000,000 (Euro two billion and four hundred million) and the face value of the shareholder loans purchased by E.ON pursuant to Section 4.2.2 (ii);

                  (ii) any claims under the other warranties in Schedule 1 shall be limited to Euro 1,200,000,000 (Euro one billion and two hundred million).

         5.1.4 E.ON shall not be entitled to claim any amounts under the representations or warranties contained in Schedule 1 in respect of any matter which is fairly and adequately set out in the Disclosure Letter.

         5.1.5 For the avoidance of doubt, Sections 460, 464 of the German Civil Code shall not apply. The parties agree that the legal remedy for any breach of the warranties in Schedule 1 shall be governed by this Clause 5 and not by any other general rule of German law and there are no other explicit or implied warranties as to the commercial, legal or financial situation of the Gelsenberg Group other than as provided for in this PA and its Annexures.

5.2 The representations and warranties in Schedule 1 shall be subject to a time limitation of two years from the Effective Date, except for the title warranties in clauses 1 to 4 of Schedule 1 for which a limitation period of 30 years shall apply.

5.3 BP agrees that as from the Effective Date Gelsenberg shall have the right to conduct of any legal proceedings brought by a third party against Gelsenberg which may result in a warranty claim by E.ON against BP under this PA (a "RELEVANT CLAIM") Provided That:

         (i) E.ON shall procure that Gelsenberg will consult with BP on a regular basis as to conduct of any Relevant Claim;

         (ii) Gelsenberg shall not settle any such Relevant Claim without the prior written consent of BP (such consent not to be unreasonably withheld or delayed);

         (iii) E.ON shall procure that Gelsenberg, at the reasonable request of BP, will appeal (to the extent permitted) any first instance decision which is in favour of a third party which has brought a Relevant Claim.

5.4 To the extent possible, any payment required by this Clause 5 which is due after the Gelsenberg Completion Date shall be paid within 5 Business Days of any final determination.



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6        EMPLOYEES

6.1 If the Gelsenberg Put Option is exercised and E.ON merges the Gelsenberg business with E.ON's business, then E.ON agrees to select the best people for the available positions subject to legal obligations with regard to non-managerial staff.

6.2 The cost of redundancies arising from any such merger of the businesses will be borne by E.ON.

7        E.ON POLICIES AND PRINCIPLES

         Save as otherwise provided in this PA, each of E.ON and BP agrees that as soon as practical following the Effective Date, Gelsenberg shall adopt the systems and processes, accounts, principles and policies of the E.ON Group, as from time to time amended.

8        DURATION AND EXIT

8.1 The Joint Venture shall be of unlimited duration and any proposed sale, transfer, disposal or encumbrance by either of E.ON and Deutsche BP of any part of its shares in Gelsenberg shall be subject to the prior written consent of the other shareholders in Gelsenberg.

8.2 Subject to the terms of this PA E.ON agrees that at any time on or after 1 January 2002 BP shall be entitled to put its entire shareholding in Gelsenberg consisting of1 million bearer shares with a nominal value of DM 100 each (the "GELSENBERG SHARES") onto E.ON (the "GELSENBERG PUT OPTION") in consideration for a fixed price of Euro 2,400,000,000 (Euro two billion and four hundred million) subject to adjustment referred to in clause 9 below (the "GELSENBERG PUT OPTION AMOUNT").

8.3 If BP notifies E.ON that it wishes to exercise the Gelsenberg Put Option by the 10th Business Day of a calendar month then the completion date for economic transfer of the Gelsenberg Shares shall be the first calendar day of the month in which such notification is given to E.ON pursuant to this PA, otherwise the first calendar day of the following month (the "GELSENBERG ECONOMIC TRANSFER DATE").

8.4 Within 10 Business Days of such notification by BP, each of E.ON and BP shall procure that completion of the transfer of Deutsche BP's Gelsenberg Shares to E.ON so that E.ON shall be entitled to 100 per cent. of the income from the Gelsenberg Economic Transfer Date against payment by E.ON of the Gelsenberg Put Option Amount plus interest (if any) at LIBOR from and including the Gelsenberg Economic Transfer Date until (but excluding) the actual date of the transfer of the Gelsenberg Shares (such date being the "GELSENBERG COMPLETION DATE").

9        GELSENBERG PUT OPTION AMOUNT ADJUSTMENT

         Each of E.ON and BP agrees that the Gelsenberg Put Option Amount shall be adjusted to reflect the following:

9.1 a deduction of any amount validly claimed by E.ON and agreed by BP in respect of a breach of warranty by BP pursuant to clause 5.1 above in the period between signing this PA and the Gelsenberg Economic Transfer Date. If no agreement is reached, E.ON may still claim such amount as a breach of warranty pursuant to this Agreement;

9.2 an adjustment in respect of the amount which E.ON and BP shall agree represents:



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         9.2.1    Retained Earnings of the Gelsenberg Group on a consolidated basis for the period from 1 January 2001 to the Gelsenberg Economic Transfer Date. Retained Earnings means the earnings of the Gelsenberg Group generated by its operations after deduction of net interest, depreciation, amortisation, taxation, minority interests and distributions.

                  (i) Retained Earnings shall be calculated in accordance with German GAAP and following Gelsenberg's existing accounting policies, procedures and practices consistently applied in drawing up the Gelsenberg Group for the financial years ending on 31 December 2000, provided, however, that the actual dividend paid by Ruhrgas to Gelsenberg in 2002 shall be allocated pro rata temporis to each month of the calendar year 2002 irrespective of whether such dividend is paid before or after the Gelsenberg Economic Transfer Date.

                  (ii) Each of E.ON and BP agrees that if the Ruhrgas dividend payable to Gelsenberg for 2002 has not been paid at the Gelsenberg Economic Transfer Date, then the parties shall agree an estimated dividend based on the dividend paid by Ruhrgas to Gelsenberg for the year ending 2001 which amount shall be subsequently adjusted once the actual Ruhrgas dividend for 2002 is paid.

         9.2.2 an agreed proportion of the revenue expenditure incurred by the Gelsenberg Group in excess of the amount set out in the Reserved Matters in respect of such revenue expenditure otherwise than in the ordinary course of business.

9.3 To the extent possible, any payment required by this Clause 9 and due after the Gelsenberg Completion Date shall be paid within 5 Business Days of the agreement or determination of such adjustments. Such payments shall bear interest at LIBOR from (and including) the Gelsenberg Economic Transfer Date until (but excluding) the date of payment.

9.4 The relevant amounts as of the Gelsenberg Economic Transfer Date for calculation of the adjustments pursuant to Clause 9.2.1 shall be calculated on the basis of audited interim financial statements of the Gelsenberg Group proposed in accordance with Clause 4.2.5 above.

9.5 In order to reflect the estimated tax burden, each of E.ON and BP agrees that deductions and adjustments according to 9.1 and 9.2.2 claimed in the period between Effective Date and Gelsenberg Completion Date on which payment is made as part of the Gelsenberg Put Option Amount shall be reduced by a lump sum amount of 40 per cent. of the aforementioned deduction and adjustment.

9.6 BP agrees to indemnify and hold E.ON harmless against any liability, loss or cost suffered by Gelsenberg as a result of AGIP failing to comply with its existing contractual obligations to make payments to Gelsenberg in respect of pensions and related costs of former employees of RVI.

10       CHANGE OF CONTROL OVER A SHAREHOLDER

         BP shall have the right to extraordinarily exercise the Gelsenberg Put Option pursuant to clause 8.2 effective at any time with a notice period of one month if there is a Change of Control over the respective shareholder in E.ON. For the purposes of this provision,

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         "CHANGE OF CONTROL" means that a person or company (including affiliated enterprises and third parties acting in concert with such person or company) acquires control of thirty per cent (30%) or more of the shares or voting rights in the company or corporation in question.

11       RESCISSION RIGHT

11.1 BP shall have the right to rescind this PA prior to the Subscription Date by notice in writing to E.ON if the Veba Oel transaction should have received a denial of the Required Approvals of the EC Commission or the National Authority (as the case may be) as defined in and pursuant to the Veba Oel Participation Agreement.

11.2 E.ON is aware of the pre-emption rights of Bergemann GmbH and Ruhrkohle Aktiengesellschaft pursuant to the two agreements between Deutsche BP and Ruhrkohle Aktiengesellschaft dated 27 April 1979. If Bergemann or Ruhrkohle Aktiengesellschaft exercise their pre-emption rights, BP shall have the right to rescind this PA.

12       CHANGE OF TAX LAW

         In case of any changes to the tax laws relevant for the transactions contemplated hereunder, each of E.ON and BP agrees to discuss in good faith any changes in the transaction's structure provided herein, which appear to avoid an unforeseeable tax burden, provided that neither BP nor E.ON shall be obliged to agree to any change detrimental to its tax or financial position which is not fully compensated.

13       MISCELLANEOUS

13.1 Where this PA or any of its Schedules requires any action to be taken by a member of the Gelsenberg Group or the E.ON Group, then BP or E.ON respectively, shall procure, to the extent legally permissible, that such acts are carried out or performed in accordance with the relevant provisions hereof.

13.2     E.ON'S AND BP'S LIABILITY

         Any reference in this PA (however expressed) to a liability or obligation of any member of the E.ON Group shall be deemed to incorporate a reference to an obligation on the part of E.ON to procure that the relevant liability is discharged or obligation is performed (notwithstanding that such member of the E.ON Group is not a party to this PA). Any reference in this PA (however expressed) to a liability or obligation of any member of the BP Group shall be deemed to incorporate a reference to an obligation on the part of BP to procure that the relevant liability is discharged or obligation is performed (notwithstanding that such member of the BP Group is not a party to this PA).

13.3     ASSIGNMENT

         This PA is personal to the parties to it. Accordingly, neither of BP or E.ON may, without the prior written consent of the other, assign the benefit of all or any of the obligations of any other party under this PA nor any benefit arising under or out of this PA.

13.4     VARIATION ETC.

         No variation of this PA shall be effective unless in writing and signed by or on behalf of each of the parties to this PA.

13.5     ANNOUNCEMENTS

         13.5.1 Subject to sub-clause 13.5.2, no announcement concerning this PA shall be made by any of the parties without the prior written approval of the other parties such approval not to be unreasonably withheld or delayed.

         13.5.2 Any party may make an announcement concerning this PA if required by:

                  (i)      the law of any relevant jurisdiction;

                  (ii) any securities exchange or regulatory or governmental body to which either party is subject or submits, wherever situated, including (without limitation) the Stock Exchange whether or not the requirement has the force of law, in which case the party concerned shall take all such steps as may be reasonable and practicable in the circumstances to agree the contents of such announcement with the other parties before making such announcement.

13.6     CONFIDENTIALITY

         13.6.1 Subject to sub-clause 13.6.2, each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this PA which relates to:

                  (i) the provisions of this PA or any document referred to in this PA; or

                  (ii) the subject matter of this PA or any document referred to in this PA.

         13.6.2 Any party may disclose information which would otherwise be confidential if and to the extent:

                  (i)      required by the law of any relevant jurisdiction;

                  (ii) required by any securities exchange or regulatory or governmental body to which that party is subject or submits (including on a new listing), wherever situated, including (without limitation) the Stock Exchanges, whether or not the requirement for information has the force of law;

                  (iii) the information has come into the public domain through no fault of that party.

13.7     NOTICES

         Save to the extent otherwise provided in this PA:-

         13.7.1 any notice or other communication requiring to be given or served under or in connection with this PA shall be in writing and shall be sufficiently given or served if delivered or sent:

                  In the case of E.ON to E.ON at:

                  E.ON Platz 1,
                  40479 Dusseldorf
                  Fax: (49) 211-4579 446
                  Attention: Vorstand

                  In the case of BP to BP at:

                  Britannic House
                  1 Finsbury Circus
                  London
                  EC2M 7BA

                  Fax: (44) 20 7496 4571

                  Attention: Jens Bertelsen

         13.7.2 any such notice or other communication shall be delivered by hand or sent by courier, fax or prepaid first class post. If sent by courier such notice or communication shall conclusively be deemed to have been given or served on the fifth Business Day following despatch. If sent by fax such notice or communication shall conclusively be deemed to have been given or served at the time of despatch. If sent by post such notice or communication shall conclusively be deemed to have been received seven Business Days from the time of posting.

13.8     COUNTERPARTS

         This PA may be executed in any number of counterparts each of which shall be deemed an original, but all the counterparts shall together constitute one and the same instrument.

13.9     GOVERNING LAW AND ARBITRATION

         13.9.1 This PA and the Shareholders' Agreement shall be subject to the substantive law of the Federal Republic of Germany.

         13.9.2 Any disputes arising in connection with this PA, the Schedules, Appendices and Annexes thereto shall be settled by an amicable effort on the part of E.ON and BP and if necessary by reference to board members of E.ON and BP. If an attempt for a settlement has not been successful within three months from the date it was first requested, the disputes, including those regarding the validity of the PA, shall be finally settled in accordance with the arbitration rules of the DIS with three arbitrators, the place of arbitration in Frankfurt, and the language being English and all documents being in English, without recourse to the ordinary courts of law. The arbiters shall be qualified as judges in Germany.

         13.9.3 Unless otherwise agreed, each of E.ON and BP shall pay their own legal and other fees, costs and expenses in connection with the negotiation and execution of this PA and the Shareholders' Agreement.

         13.9.4 In the event that any provision of this PA shall be or shall become invalid, unenforceable or unworkable (undurchfuhrbar) the remaining provisions shall not be affected thereby. The invalid, unenforceable or unworkable provision shall be replaced by a provision coming closest to what had been intended by E.ON and BP in setting out the invalid, unenforceable or unworkable provision, or would have been intended by E.ON and BP had they considered the point. Any omission shall be filled accordingly. Should the invalidity be based on a measure of performance or time (time period, limit or due date) it shall be adapted accordingly.

         15 July 2001                  15 July 2001

         BP p.l.c.:                    E.ON AG:

         Roger Skinner                 Ulrich Hartmann

                                       Michael Gaul

                           SCHEDULE 1 - BP WARRANTIES



1        CAPACITY AND AUTHORITY

1.1 INCORPORATION AND EXISTENCE BP, Gelsenberg and Ruhrgas are duly incorporated, organised and validly existing under their respective laws of incorporation .

1.2 POWER AND AUTHORITY BP has the legal right and full power and authority to execute and deliver and to exercise its rights and perform its obligations under this PA and all the documents which are to be executed by BP as envisaged by this PA.

1.3 CORPORATE ACTION All corporate action required by BP to authorise the execution and delivery of and to exercise its rights and perform its obligations under this PA and all other documents which are to be executed by BP as envisaged by this PA has been taken.

1.4 BINDING AGREEMENTS This PA constitutes and all other documents which are to be executed by BP as envisaged by this PA, to the extent that BP is a party thereto, when executed will constitute valid and binding agreements enforceable in accordance with their respective terms.

1.5 NO BREACH The execution and delivery of and the performance by BP of its obligations under this PA and all other documents which are to be executed by BP as envisaged by this PA will not:

         (a) result in a breach of any provision of the constitutional documents of BP or Gelsenberg; or

         (b) (save only as set out in this Disclosure Letter) result in a breach of or give any third party a right to terminate or modify, or result in the creation of any encumbrance, pre-emption or similar right under, any agreement, licence, permit or other instrument, order, judgement or decree of any Court, governmental agency or regulatory body to which a Gelsenberg Group Company or Ruhrgas is a party or by which any of them is bound.

2        THE INTERESTS IN RUHRGAS, SCHUBERT KG AND BERGEMANN GMBH

         (Save only as set out in the Disclosure Letter) at the Gelsenberg Completion Date, Gelsenberg will be the legal and beneficial owner, free and clear of any third party rights or encumbrances, of Gelsenberg's interests in Ruhrgas, Schubert KG and Bergemann GmbH. The shares and interests have been properly and validly allotted and issued and are each fully paid.

3        THE NEW SHARES

         (Save only as set out in the Disclosure Letter) upon allotment of the new shares in Gelsenberg to E.ON in accordance with clause 4.2 of the PA (the "NEW SHARES"), E.ON will become the legal and beneficial owner, free and clear of any third party rights or of the New Shares and will hold 51 per cent of the entire issued and outstanding share capital of Gelsenberg.

4        THE GELSENBERG SHARES

         (Save only as set out in this Disclosure Letter) Deutsche BP is and upon exercise of the Gelsenberg Put Option pursuant to this PA will be entitled to sell and transfer to E.ON the full legal and beneficial ownership to the Gelsenberg Shares on the terms of this PA and all other documents which are to be executed by the parties as envisaged by this PA without the consent of any third party free and clear of any encumbrances or other third party rights. The Gelsenberg Shares have been properly and validly allotted and issued and are each fully paid.

5        OWNERSHIP OF THE GELSENBERG GROUP COMPANIES

         (Save as set out in the Disclosure Letter) Gelsenberg, directly or indirectly through another Gelsenberg Group Company, is the sole and beneficial owner of the issued or allotted shares of the companies listed in Appendix 1 (subject to any changes of a non-material nature since 31 December 2000) free from all encumbrances or other third party rights and all such shares are fully paid and non-assessable as set out in Appendix 1.

6        ACCOUNTS AND RECORDS

6.1      LATEST ACCOUNTS
         The Accounts have been prepared in accordance with applicable law and in accordance with accounting principles, standards and practices generally accepted at the date of their preparation in Germany and, subject thereto, on a basis consistent with that adopted in preparing the audited accounts for the previous two financial periods so as to fairly present the assets, liabilities and state of affairs of Gelsenberg and each of the Gelsenberg Group Companies and of the Gelsenberg Group Companies as a whole at the balance sheet date to which such Accounts relate and of the profits or losses for the period concerned, especially such issues as, but not limited to:

         6.1.1    full provision for all actual liabilities;

         6.1.2 proper provision (or note in accordance with good accountancy practice) for all contingent liabilities;

         6.1.3 provision reasonably regarded as adequate for all bad and doubtful debts; and

         6.1.4    disclosure of non-recurring items.

6.2      ACCOUNTING AND OTHER RECORDS
         The statutory books, books of account and other records of whatsoever kind of each Gelsenberg Group Company and Ruhrgas are up-to-date and maintained in accordance with all applicable legal requirements on a proper and consistent basis and contain complete and accurate records of all matters required to be dealt with in such books and all such books and records and all other documents (including documents of title and copies of all subsisting agreements to which any Gelsenberg Group Company or Ruhrgas is a party) which are the property of any Gelsenberg Group Company or Ruhrgas or ought to be in their possession are in their possession (or under their control) and no notice or allegation that any is incorrect or should be rectified has been received. In relation to the Gelsenberg Group Companies accounts, documents and returns required by law to be delivered or made to the Commercial Register or any other authority have been duly and correctly delivered or made.

7        ABSENCE OF UNDISCLOSED LIABILITIES

         There are no liabilities of the Gelsenberg Group Companies or Ruhrgas actual or contingent, conditional or unconditional, due or not due, present or future capable of being accounted or provided for in annual accounts related to causes that have accrued prior to the Effective Date other than those liabilities (i) disclosed or provided for in the Accounts; (ii) incurred in the ordinary course of business since the Balance Sheet Date; or (iii) disclosed elsewhere in this PA or the Disclosure Letter.

8        LICENCES, AUTHORISATIONS AND CONSENTS
         All material licences, consents, authorisations, orders, warrants, confirmations, permissions, certificates, approvals and authorities ("LICENCES") necessary for the carrying on of the businesses and operations of each of the Gelsenberg Group Companies and Ruhrgas as now carried on to the best of BP's knowledge have been obtained, are not limited in duration (except as provided by law or customary for such Licenses), nor subject to onerous conditions, are in full force and effect and have been and are being complied with in all material respects. To the Best of BP's Knowledge there is no investigation, enquiry or proceeding outstanding or threatened in writing which is likely to result in the suspension, cancellation, modification or revocation of any of such Licences. To the Best of BP's Knowledge none of such Licences has been breached in any material respect or is likely to be suspended, cancelled, refused, materially modified or revoked (whether as a result of the entry into or completion of this PA or otherwise).

9        LITIGATION
9.1 Save as set out in the Disclosure Letter, to the Best of BP's Knowledge since the Balance Sheet Date no claim for damages or otherwise has been made against any Gelsenberg Group Company or Ruhrgas.

9.2 Save as set out in the Disclosure Letter, no Gelsenberg Group Company or Ruhrgas (or any person for whose acts or defaults any Gelsenberg Group Company or Ruhrgas may be vicariously liable) is involved whether as plaintiff or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration of material importance (other than as plaintiff in the collection of debts arising in the ordinary course of its business none of which exceeds Euro 1,000,000 (Euro one million) and those for which provisions have been made in the annual accounts) and no such claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration of material importance is pending or threatened in writing by or against any Gelsenberg Group Company or Ruhrgas (or any person for whose acts or defaults a Gelsenberg Group Company or Ruhrgas may be vicariously liable).

10       RUHRGAS
         BP's warranties under Clauses 5 to 9 (inclusive) in this Schedule 1 in relation to Ruhrgas are given subject to the qualification of the Best of BP's Knowledge.

      SCHEDULE 2 - RESERVED MATTERS OF THE SUPERVISORY BOARD OF GELSENBERG

1 The Managing Board needs the consent of the Supervisory Board to conclude transactions which are of special economic importance for the company. Such transactions are in particular:

1.1 Incorporation of enterprises, acquisition and sale of enterprises and of participations in other enterprises if the value exceeds Euro 10,000,000 (Euro ten million) in any particular case.

1.2 Acquisition, creation and sale of fixed assets (e.g. buildings, movables, real property) if the value exceeds Euro 10,000,000 (Euro ten million) in any particular case.

1.3 Taking and letting on lease of real property and equivalent rights as well as creation of hereditary building rights if the cash value exceeds Euro 10,000,000 (Euro ten million) in any particular case.

1.4      The following transactions:

         (a)      issuance of bonds and similar securities

         (b) capital increase and participation in capital increase (except in the case of wholly owned domestic direct or indirect group companies) if the value (Gelsenberg share) exceeds Euro 10,000,000 (Euro ten million) in any particular case.

1.5 Granting general powers of attorney or "prokura" as well as appointment of directors.

1.6 Material and extensive changes in the organisational structure and important measures with respect to employment policy within Gelsenberg and in such subsidiaries which do not have their own supervisory board statutory employees' representation.

2 The consent shall always be obtained in advance. In urgent cases prior consent of the chairman of the Supervisory Board shall be sufficient; the transaction shall subsequently be presented to the Supervisory Board for approval.

3 In view of the character of Gelsenberg as a strategic financial holding the following shall apply with respect to the obligatory consent to transactions on the level of subsidiaries and holding companies:

         The provisions of items 1.1 to 1.3 above shall always be applied, even if the relevant transactions are concluded by subsidiaries or holding companies. With respect to investments this means that any investments of such companies with a value exceeding Euro 10,000,000 (Euro ten million) in any particular case require the consent of the Supervisory Board. If such companies are companies whose shares are not exclusively held by Gelsenberg such obligation of consent shall apply if the share in the transaction which is -- directly or indirectly -- attributed to Gelsenberg exceeds Euro 10,000,000 (Euro ten million).

               SCHEDULE 3 - BASIC TERMS OF SHAREHOLDERS AGREEMENT

1 No transfer, encumbrance or other disposition of shares in Gelsenberg unless other party consents in writing.

2 Financing: Gelsenberg to finance itself by use of third party debt if required.

3 BP will agree to participate pro rata to its share of Gelsenberg's capital in any capital increase or shareholder loans to Gelsenberg after 31 October 2003 up to a maximum of Euro 1 billion (Euro one billion) for BP's share and will vote for any shareholder resolutions required for such increases of capital. Any cash proceeds of such capital increases or shareholder loans may be freely applied by Gelsenberg including in the making of loans to E.ON. BP agrees and procures that Deutsche BP will agree to the conversion of Gelsenberg into a GmbH if requested to do so by E.ON on or after April 1, 2002 (but not before the Effective Date) and to change the Articles of Association of Gelsenberg to provide for the minimum shareholder rights for Deutsche BP required by law for a 49% shareholder (including those set out in Schedule 2 above).

4        RESERVED MATTERS:

4.1 BP and E.ON agree that they both shall make best efforts to ensure - to the extent legally permissible - that the matters listed in Schedule 2, supra, only are undertaken or executed by Gelsenberg if both, BP and E.ON, agree to such acts, transactions or the like.

4.2 E.ON undertakes, on request of BP, to vote in a shareholders meeting in favour of an amendment of the Articles of Association of Gelsenberg by which the undertaking and execution of certain or all of the reserved matters as provided in Schedule 2, supra, by the management board of Gelsenberg are made subject to approval by the supervisory board of Gelsenberg in accordance with sect. 111 para 4., 2nd sentence, of the German Stock Corporation Law (Aktiengesetz).

                            SCHEDULE 4 - BP INDEMNITY



1        TAXES

1.1      TAX INDEMNITY
         BP shall hold E.ON and the Gelsenberg Group Companies fully harmless and indemnified from all taxes and ancillary tax duties as defined in
         Section 3 German General Tax Code (AO), social charges and other public dues of Gelsenberg (the "PUBLIC CHARGES"), if both of the following conditions are fulfilled:

         1.1.1    the Public Charges have accrued until the Effective Date; and

         1.1.2    the Public Charges have not been paid until the Effective
                  Date; and

         1.1.3 the Public Charges have not been reflected or provided for or exceed the amounts at which they are reflected or provided for in the latest Balance Sheets as of or prior to the Effective Date of the Gelsenberg Group Companies prepared in accordance with respective applicable local GAAP.

         If and to the extent additional Public Charges have to be paid due to audits of the respective authorities for the period prior to the Effective Date, the above obligation applies mutatis mutandis. If and to the extent such audit leads only to a rescheduling of Public Charges, resulting in subsequent years in a reduction of the burden with respect to such Public Charges, BP's liability to indemnify and hold harmless shall be restricted to compensate for interest losses caused by such rescheduling. The basis for the reductions of burdens shall be calculated separately on a stand-alone basis for the Gelsenberg Group Companies. If and to the extent that additional taxes are to be borne by Deutsche BP because of the existing taxwise integration of the Gelsenberg Group Companies into the Deutsche BP (steuerliche Organschaft), E.ON shall ensure that tax-reduction effects in favour of the Gelsenberg Group Companies are paid out to Deutsche BP as soon as corresponding tax refunds have been received or are deemed to have been received from the fiscal authorities by E.ON, E.ON Group Companies or Gelsenberg Group Companies and disregarding the existence of corporation tax losses or the use of corporation tax loss carry forwards.

         Indemnification claims pursuant to this provision shall become time-barred six months after all assessments for all Public Charges for periods prior to the Effective Date have become final (bestandskraftig) following all relevant audits of tax and other public authorities.

1.2 In determining indemnification amounts payable pursuant to Clauses 1.1, supra, the tax reducing or tax increasing effects, respectively, of such indemnification payments shall be taken into consideration.

2        HANDLING OF TAX MATTERS
         With respect to the handling of matters related to Public Charges, which relate to, or result from a tax audit covering the period prior to the Effective Date, the following shall apply:

         2.1.1 Any matters regarding Public Charges shall be handled by E.ON and Gelsenberg in co-ordination with Deutsche BP. E.ON shall notify Deutsche BP in due time of any such matter, in particular of a tax audit relating to the period prior to the

                  Effective Date. Deutsche BP shall be entitled to participate in any such matter and to comment thereon. Any binding declaration vis-a-vis public authorities relating to the period prior to the Effective Date shall only be made if Deutsche BP has given its prior consent, such consent not to be unreasonably withheld.

         2.1.2 E.ON and Gelsenberg shall grant full access to Deutsche BP and its representatives to all books and records of Gelsenberg during regular business hours, to the extent this is necessary to fend off claims regarding Public Charges asserted by public authorities for periods prior to the Effective Date.

         2.1.3 Upon Deutsche BP's instruction and at its cost Gelsenberg shall take up any remedy in connection with the foregoing in co-ordination with Deutsche BP.